Exhibit 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

Thirty-nine weeks ended February 26, 2012
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$740.4
Add (deduct):
Fixed charges	191.7
Distributed income of equity method investees	19.4
Capitalized interest	(4.4)

Earnings available for fixed charges (a)	$947.1

Fixed charges:
Interest expense	$156.3
Capitalized interest	4.4
One third of rental expense (1)	31.0

Total fixed charges (b)	$191.7

Ratio of earnings to fixed charges (a/b)	4.9

(1)	Considered to be representative of interest factor in rental expense.